Filed by  TrustCo  Bank  Corp NY  Pursuant  to Rule 425
                    under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934 Subject
                    Companie: Hudson River Bancorp, Inc.(Commission File No. 000-24187)


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TRUSTCO
Bank Corp NY                                          News Release
--------------------------------------------------------------------------------
192 Erie Boulevard, Schenectady, New York, 12305
(518) 377-3311   Fax: (518) 381-3668


Subsidiary:  Trustco Bank                                  NASDAQ -- TRST


           Contact:
                    William F. Terry
                    Senior Vice President and Secretary
                    518-381-3611


FOR IMMEDIATE RELEASE:


              TRUSTCO BANK SAYS INSTITUTIONAL SHAREHOLDER SERVICES RECOMMENDS AGAINST HUDSON AND COHOES MERGER PROPOSALS

Schenectady, New York - August 10, 2000

          TrustCo Bank Corp NY (Nasdaq: TRST) today reported that Institutional Shareholder Services (ISS), the nation's leading independent proxy advisory firm, has recommended that shareholders of both Cohoes Bancorp and Hudson River Bancorp vote AGAINST those companies' respective proposals to merge the two banks at special meetings scheduled to be held on August 17, 2000.

          In advising Cohoes shareholders to vote against the proposed merger, ISS said, "We conclude that shareholders would be best served by voting against the pending merger of equals, thereby giving the board encouragement and opportunity to fully explore the two premium-priced bids that are now on the table and the possibility that other, superior bids may yet be forthcoming. Already, the company has been presented with two scenarios in which shareholders could receive a significant premium for their shares-one paid in stock, the other in cash. The arrival of these bids certainly warrants postponing the merger of equals long enough to ascertain what opportunities are available to the company. While certain of management's concerns about the viability of a TrustCo-Hudson-Cohoes entity are clearly legitimate issues for discussion, we do not believe that Cohoes should rush into Hudson's arms out of momentum, and ignore the opportunity to explore a potentially valuable premium-priced bid. By delaying the closing of the Hudson merger, management will give shareholders an opportunity to express their wishes by tendering or refusing to tender their shares to TrustCo or Ambanc.

         We recommend a vote AGAINST Item 1."

                                    - more -

          In a separate report recommending Hudson River shareholders vote against the proposed merger, ISS said, "We conclude that shareholders would be best served by voting against the pending merger of equals, thereby giving the board encouragement and opportunity to fully explore the premium-priced bids that are now on the table and the possibility that other, superior bids may yet be forthcoming. We are also recommending that Cohoes shareholders reject the merger in order to provide time to evaluate the two outstanding bids for that company. And although Hudson's position is slightly less compelling, with only one offer thus far made for Hudson's stock, we nonetheless believe that the sizable value of that offer, and the fact that TrustCo appears legitimately interested in acquiring both of Hudson and Cohoes (and thus in realizing many of the same synergies that Messrs. Florio and Robinson tout for their merger of equals), warrants postponing the merger of equals long enough to explore other available opportunities. While certain of management's concerns about the viability of a TrustCo-Hudson-Cohoes entity are clearly legitimate issues for discussion, we do not believe that Hudson should rush into the merger of equals out of momentum, and ignore the opportunity to explore a potentially valuable premium-priced bid. By delaying the closing of the merger of equals, management will give shareholders an opportunity to express their wishes by tendering or refusing to tender their shares to TrustCo.

          We recommend a vote AGAINST Item 1."

          Institutional Shareholder Services, based in Rockville, MD, is an independent advisor to more than 500 institutional shareholders on corporate governance and proxy voting matters, including proxy contests, management and shareholder resolutions, and other shareholder-related issues. Trustco has obtained consent to use portions of the reports.

          Robert A. McCormick, President and CEO, of TrustCo Bank Corp NY said, "I am gratified that ISS, a highly respected independent advisor, agrees with TrustCo that the respective boards of Hudson River and Cohoes have a duty to their shareholders to pursue other alternatives."

          TrustCo urged Hudson and Cohoes shareholders to promptly sign, date and return their respective GREEN and GOLD proxy by August 17, 2000. If you need assistance with voting your shares, you may call Georgeson Shareholder Communications Inc toll-free at 800-223-2064.

          TrustCo is a $2.4 billion bank holding company and through its subsidiary bank, Trustco Bank, National Association, and Trustco Savings Bank, operates 54 bank offices in Albany, Columbia, Greene, Montgomery, Rensselaer, Saratoga, Schenectady, Schoharie, Warren, and Washington counties. In addition, the bank operates a full service Trust Department with $1.34 billion of assets under management.


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